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September 29, 2002

Securities and Exchange Commi
Office of International Corporate
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Sirs:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

(1)Summary of Business Result for the First Quarter of FY March 2004 (Consolidated): Financial Statements for the first quarter period ended, June 30, 2003 dated August 6, 2003.

Since the information (1) above does not fall within "press releases and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed brief description of the information in lieu of submitting English translation.

Thank you for your attention.

Yours truly,

Shinichiro Kitamura

SK
cc. BELLUNA CO., LTD.
THE BANK OF NEW YORK

dlw 10/1

Summary of Business Result
for the First Quarter of FY March 2004 (Consolidated)

Date: August 6, 2003

Company	BELLUNA CO., LTD.	Registered on the TSE1
Stock Code	9997	Head office location: Saitama
Contact	Title of Executive General Manager, Administration Division Name Takeo Shimano	TEL 048-771-7753

1. Matters concerning the preparation of first quarter consolidated financial statements

Differences in accounting method for net sales: None

2. Business Results as of the First Quarter of FY March 2004 (April 1, 2003 － June 30, 2003)

(1) Net Sales (Note: Rounded down to ¥ Million)

FY	Net Sales	
	¥ Million	%(YOY)
1Q of FY March 2004	29,110	-

(For reference)
FY March 2003 105,126 Million Yen 16.8%(YOY)

(Note)
1. Announcement of quarterly result was first prepared for from this first quarter. As a result, quarterly year-on-year comparisons are not made.
2. Comment of Net Sales: The Japanese economy remains unable to escape from its severe state and the slump in personal consumption and deflationary conditions continue. However, Belluna achieved almost good results in most of its businesses.

(2) Events Having a Significant Influence on the Group's Financial Condition or Operating Results During the Quarter: None

3. Forecast of Financial Performance in FY March 2004 (April 1, 2003 － March 31, 2004)

FY	Net Sales	Recurring Income	Net Income	Net Income per Share
	¥ Million	¥ Million	¥ Million	¥
Sept. 2003 Interim	51,700	4,630	2,640	124.47
FY ending Mar. 2004	120,000	12,000	6,900	325.32

(Note)
1. Qualitative information about forecast of financial performance: Net sales in the first quarter were largely as planned, there are no revisions to the current interim and full-year forecasts for consolidated operating results.

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